Rider

Flexible Premium Deferred Variable Annuity Contract

Guaranteed Lifetime Withdrawal Benefit

Joint Life

The purpose of the guaranteed lifetime benefit provided under this rider is to provide security through a stream of monthly income payments to the Owner. The guaranteed living benefit will terminate upon assignment or a change in ownership of the Contract unless the new assignee or Owner meets the qualifications specified in the Termination provision of the guaranteed living benefit. The guaranteed lifetime withdrawal benefit cannot be withdrawn as a lump sum and is not payable as a death benefit.

This Rider is part of your Contract. It is subject to the Contract terms. If the terms of this Rider and the Contract differ, this Rider controls.

The Rider Date is the date that this Rider takes effect. If this Rider is issued at the same time as your Contract, the Rider Date is the Contract Date shown on the Contract Specifications. If this Rider is issued after the Contract, the Rider Date is the Contract anniversary date on which it is added.

This Rider provides, subject to certain conditions, a guaranteed amount that can be withdrawn each Contract Year, regardless of Contract Value, until this Rider’s termination. The Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider (Joint Life) will be paid, even if payment of the benefit would reduce the Contract Value below the total minimum Contract Value required to keep the Contract in effect, as stated in the Contract.

Rider Definitions

The Anniversary of the Rider Date is any date that shares the same month and day as the Rider Date (If the Rider Date is on February 29th, the Anniversary of the Rider Date in years that do not have a February 29th would be February 28th). If a calculation hereunder is to be made on the Anniversary of the Rider Date, such calculation will be made as of the close of the Valuation Period which includes such anniversary.

The Annual Credit Calculation Base is the amount to which the GLWB Annual Credit Rate is applied in calculating the Annual Credit GLWB Base. At the beginning of the Annual Credit Period, the Annual Credit Calculation Base is set equal to the GLWB Base. The value of the Annual Credit Calculation Base will remain the same for the duration of the Annual Credit Period with the following exceptions:

(1)	If a Purchase Payment is made to the Contract, the Annual Credit Calculation Base will be increased at that time by the amount of the net Purchase Payment (excluding extra credits, if any).

(2)	If the GLWB Base is adjusted due to an Excess Withdrawal, the Annual Credit Calculation Base will be set equal at that time to the lesser of the then current Annual Credit Calculation Base or the GLWB Base after the adjustment for an Excess Withdrawal described below.

(3)	If the GLWB Base is increased due to an Annual Step-up, the Annual Credit Calculation Base will be set equal to the GLWB Base after the Annual Step-up.

The Annual Credit Period is the period during which the Annual Credit GLWB Base is calculated. The initial Annual Credit Period is the period of time from the Rider Date to the Anniversary of the Rider Date at the end of the Annual Credit Period Term shown on the Contract Specifications. If the GLWB Base is increased due to an Annual Step-up, then a new Annual Credit Period is established on the date the GLWB Base is increased and ending on the Anniversary of the Rider Date at the end of the Annual Credit Period Term. Under no circumstances will the Annual Credit Period extend beyond the earlier of entry into the Lifetime Annuity Period, as described in the Lifetime Annuity Period provision below, and the date this Rider terminates pursuant to the Termination of Rider provision.

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An Annual Step-up is an increase in the GLWB Base to the then current Contract Value on an Anniversary of the Rider Date. The GLWB Base will continue to be eligible to increase due to an Annual Step-up on each Anniversary of the Rider Date until the Lifetime Annuity Period, except as described in the Charge for Rider provision.

Base Rider Charge Rate is the rate shown on the Contract Specifications applicable to all Contract Years after the first Contract Year, unless the Rider Charge Rate has been changed pursuant to the Charge for Rider provision.

Charge Freeze Period is the period shown on the Contract Specifications during which we guarantee that the Rider Charge Rate will not increase above the Base Rider Charge Rate.

The Guaranteed Lifetime Withdrawal Benefit Base (or GLWB Base) is the value that is used to determine the Maximum Annual Withdrawal.

The GLWB Annual Credit Rate is the rate that is applied in calculating the Annual Credit GLWB Base and is equal to the rate shown on the Contract Specifications.

The Lifetime Withdrawal Age is the age on or after which a withdrawal will trigger the beginning of the Lifetime Withdrawal Period as shown on the Contract Specifications.

The Maximum Annual Withdrawal (or MAW) is the maximum amount that can be withdrawn in any Contract Year during the Lifetime Withdrawal Period without reducing the GLWB Base.

Participating Spouses are the people upon whose life and age the Rider benefits are calculated. This Rider requires that there be two and only two Participating Spouses on the Rider Date and that they be legally married to each other. This Rider further requires that on the Rider Date either: (a) the two Participating Spouses are Joint Owners (or beneficial Owners) and the Annuitant is one of the Participating Spouses; or (b) one Participating Spouse is an Owner (or beneficial Owner) and Annuitant and the other Participating Spouse is the sole primary Beneficiary. A Participating Spouse only retains such status while he/she is alive and legally married to the other. An Owner who gives up ownership can only maintain the status of a Participating Spouse if such Owner is, or immediately becomes, the sole primary Beneficiary; likewise, a sole primary Beneficiary who loses that designation can only maintain the status of Participating Spouse if such sole primary Beneficiary is, or immediately becomes, an Owner. Once a person loses his/her status as a Participating Spouse it can never be regained. Likewise, no person can become a Participating Spouse after the Rider Date. A sole Owner may remove a sole primary Beneficiary from Participating Spouse status by providing Notice to us. If one Participating Spouse is the sole Owner and the Participating Spouses divorce, the non-Owner spouse will cease to be a Participating Spouse. If the Participating Spouses are joint Owners and they divorce, the non-Annuitant will cease to be a Participating Spouse.

A Qualified Contract is a contract issued in compliance with Internal Revenue Code Sections 401, 403, 408 or 408A or any comparable Internal Revenue Code Sections in effect or hereafter enacted.

Calculation of Guaranteed Lifetime Withdrawal Benefit Base

If this Rider is issued at the same time as your Contract, the initial GLWB Base is the initial net Purchase Payment (excluding extra credits, if any). If this Rider is added to the Contract on an anniversary of the Contract Date, the initial GLWB Base is the Contract Value on the Rider Date.

Thereafter, the GLWB Base is calculated as the greater of the Step-up GLWB Base or the Annual Credit GLWB Base, except as provided under the Excess Withdrawals provision below.

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Step-up GLWB Base

The initial Step-up GLWB Base is equal to the initial GLWB Base. Thereafter, except as provided under the Excess Withdrawals provision and the Charge for Rider provision, the Step-up GLWB Base is determined as follows:

(1)	On each day that is not the Anniversary of the Rider Date, the Step-up GLWB Base equals (a) + (b) where:

(a)	is the GLWB Base on the previous day; and

(b)	is the amount of any net Purchase Payments (excluding extra credits, if any) credited on that day.

(2)	On each Anniversary of the Rider Date until the Lifetime Annuity Period begins, the Step-up GLWB Base equals the greater of ( (a) or (b) ) + (c) where:

(a)	is the GLWB Base on the previous day;

(b)	is the then current Contract Value, after deducting any applicable charges for the Contract, this Rider or any other rider, excluding any net Purchase Payments and extra credits, if any, credited on such Anniversary of the Rider Date; and

(c)	is any net Purchase Payments (excluding extra credits, if any) credited on such Anniversary of the Rider Date.

Annual Credit GLWB Base

The Annual Credit GLWB Base is only calculated on each Anniversary of the Rider Date during the Annual Credit Period. The Annual Credit GLWB Base at the beginning of any Annual Credit Period is equal to the GLWB Base at the beginning of such period. Thereafter, the Annual Credit GLWB Base is determined as follows:

(1)	On any Anniversary of the Rider Date during the Annual Credit Period, provided that no withdrawals have occurred during the twelve month period that began with the previous Anniversary of the Rider Date, the Annual Credit GLWB Base equals (a) + (b) where:

(a)	is the GLWB Base immediately prior to Anniversary of the Rider Date calculations; and

(b)	is the Annual Credit Calculation Base multiplied by the GLWB Annual Credit Rate shown on the Contract Specifications.

(2)	Except as provided in (1) above, on any other Anniversary of the Rider Date, the Annual Credit GLWB Base is equal to zero.

Lifetime Withdrawal Period

The first withdrawal made on or after the date that the youngest Participating Spouse reaches the Lifetime Withdrawal Age will trigger the beginning of the Lifetime Withdrawal Period.

On the day that the Lifetime Withdrawal Period begins, the initial MAW Rate will be set to the applicable MAW Rate shown on the Contract Specifications based on the youngest Participating Spouse’s age as of that day, and the MAW will be calculated as (a) x (b) where:

(a)	is the MAW Rate; and

(b)	is the GLWB Base on that day as determined pursuant to the Calculation of Guaranteed Lifetime Withdrawal Benefit Base provision.

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During the remainder of the Lifetime Withdrawal Period, the MAW will be determined in accordance with the following rules:

(1)	On each Anniversary of the Rider Date that the GLWB Base is increased to the then current Contract Value, the MAW Rate will be reset to the applicable MAW Rate based on the youngest Participating Spouse’s then current age on such Anniversary of the Rider Date and the MAW will be recalculated to equal (a) x (b) where:

(a)	is the recalculated GLWB Base on that day; and

(b)	is the new MAW Rate.

(2)	On any other date that the GLWB Base is recalculated, the MAW will be reset to equal (a) x (b) where:

(a)	is the recalculated GLWB Base on that day; and

(b)	is the then existing MAW Rate.

As long as the total withdrawals during a Contract Year do not exceed the MAW, we will waive any Surrender Charges that may otherwise have been assessed. You may withdraw less than the MAW in a Contract Year, but any MAW amount not withdrawn in a Contract Year cannot be carried forward to future Contract Years.

This Rider continues in the Lifetime Withdrawal Period until the earliest of:

(1)	the date that this Rider is terminated as described in the Termination of Rider provision; and

(2)	the date that this Rider enters the Lifetime Annuity Period.

Excess Withdrawals

Excess Withdrawals could reduce future benefits by more than the dollar amount of the Excess Withdrawals and may be subject to Surrender Charges.

A withdrawal is deemed to be an Excess Withdrawal if it satisfies one of the following:

(1)	it is made prior to the youngest Participating Spouse reaching the Lifetime Withdrawal Age; or

(2)	it is made during the Lifetime Withdrawal Period and the total withdrawals for the Contract Year after this withdrawal is made exceed the MAW; however, only the excess of: (a) total withdrawals for the Contract Year after this withdrawal is made, less prior Excess Withdrawals; over (b) the greater of (i) the total withdrawals for the Contract Year excluding this withdrawal, less prior Excess Withdrawals; or (ii) the MAW or the RMD, where applicable, is recognized as an Excess Withdrawal; or

(3)	once you are eligible for RMD treatment, it is deemed to be an Excess Withdrawal under the Required Minimum Distribution provision.

Any Excess Withdrawals taken will cause the GLWB Base to be adjusted on that day. The new GLWB Base will be set to equal the lesser of (1) and (2) where:

(1)	equals (a) x [ 1 - (b)/(c) ] where:

(a)	is the GLWB Base immediately prior to the Excess Withdrawal;

(b)	is the amount of the Excess Withdrawal;

(c)	is the Contract Value immediately before the Excess Withdrawal; and

(2)	equals (a) - (b) where:

(a)	is the GLWB Base immediately prior to the Excess Withdrawal; and

(b)	is the amount of the Excess Withdrawal.

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Required Minimum Distributions

This provision only applies if your Contract is a Qualified Contract and is subject to minimum distribution requirements under the Required Minimum Distribution (RMD) Regulations under the Code. Your RMD is based solely on this Contract.

On or after January 1 of the first calendar year after the Rider Date, you will receive RMD treatment if: (1) your Contract is a Qualified Contract; (2) it is subject to the minimum distribution requirements under the RMD Regulations under the Code; and (3) you will attain at least the age of 70 1/2 in the calendar year and the youngest Participating Spouse, if any, has attained at least age 59 1/2. If you die during a Contract Year for which you are eligible for RMD treatment and your spouse elects to continue the Contract and this Rider pursuant to the permitted Spousal Continuation provision, we will allow RMD treatment to continue based upon your RMD until the end of the calendar year of your death.

A withdrawal in any Contract Year after you are eligible for RMD treatment will not be an Excess Withdrawal if that withdrawal does not cause the total withdrawals for the Contract Year to exceed the greater of the MAW (Contract Year basis for withdrawals) or your RMD for the calendar year starting the immediately prior January 1 to that Anniversary of the Rider Date.

On or before January 25 of any calendar year once you have qualified for RMD treatment as described above, you may elect monthly RMD treatment. Once monthly RMD treatment is elected, any withdrawal will be deemed an Excess Withdrawal if the amount withdrawn in any month exceeds the greater of one-twelfth of:

(a)	your MAW (Contract Year basis for withdrawals); or

(b)	your remaining RMD for each calendar year starting with the calendar year in which you elect the monthly treatment.

Once you elect monthly RMD treatment, you cannot revoke it. In each calendar year after you elect monthly RMD treatment, you must take your monthly withdrawal on the same day each month. The day you select for your monthly withdrawals must be on or before the twenty-fifth day of each month. If the day you have selected to receive monthly payments is not a business day, we will make the payment on the next business day. You may, by Notice to us, elect not to make one or more monthly withdrawals after you elect monthly RMD treatment. If you do not take a withdrawal in a month, you may not take that withdrawal in any other month. If you do so, that withdrawal will be considered an Excess Withdrawal.

If your Participating Spouse continues the Contract and this Rider under the permitted Spousal Continuation provision, such Participating Spouse will receive RMD treatment if he or she meets the criteria set forth in the second paragraph of this provision to qualify for RMD treatment. If you elected monthly RMD treatment, and the surviving Participating Spouse qualifies for RMD treatment, the surviving Participating Spouse will automatically continue such monthly RMD treatment unless he or she elects by Notice to us within 30 calendar days of the later of: (1) the exercise of the permitted Spousal Continuation; and (2) the end of the calendar year in which you died, to rescind the election to take monthly RMD treatment. In that event, whether any withdrawals will be deemed Excess Withdrawals will be based solely upon the factors set forth in the third paragraph of this provision. If the surviving Participating Spouse does not qualify for RMD treatment, the determination of whether a withdrawal is an Excess Withdrawal is based on the MAW until such time as he or she qualifies for RMD treatment, based on his/her RMD in the next calendar year. If such surviving Participating Spouse was not eligible for RMD treatment, or elected to rescind monthly RMD treatment, he or she will be eligible to elect monthly RMD treatment in the future, should he or she wish to do so, by Notice to us. Except as noted above, for the remainder of the calendar year of your death, the total amount of withdrawals which qualify for RMD treatment upon the permitted Spousal Continuation is based on the RMD for the deceased spouse.

Once and while RMD treatment is in effect, we reserve the right not to accept additional Purchase Payments.

We reserve the right to modify or eliminate the RMD treatment for withdrawals if there is any change to the Internal Revenue Code or Internal Revenue Service (IRS) rules or regulations relating to RMDs. This

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includes the issuance of relevant IRS guidance. If we exercise this right to modify or eliminate the RMD treatment for withdrawals then any distribution in excess of your revised RMD, if any, or MAW will be an Excess Withdrawal. We will provide you 30 calendar days’ written notice of any change in the RMD treatment for withdrawals, when practicable.

Lifetime Annuity Period

This Rider will enter the Lifetime Annuity Period, provided the GLWB Base is greater than zero, on the earlier of:

(1)	the Anniversary of the Rider Date immediately following the Annuitant’s birthday for the Maximum Annuitization Age shown on the Contract Specifications; and

(2)	the date that the Contract Value is reduced to zero (other than by an Excess Withdrawal).

If your Contract Value goes to zero other than because of an Excess Withdrawal before the youngest Participating Spouse reaches the Lifetime Withdrawal Age, the Lifetime Annuity Period is deferred until the youngest Participating Spouse reaches the Lifetime Withdrawal Age. Calculation of the lifetime annuity (the “MAW Annuity”) will be based on the GLWB Base when your Contract Value is reduced to zero other than by an Excess Withdrawal. If the Rider enters the Lifetime Annuity Period on the Anniversary of the Rider Date immediately following the Annuitant’s birthday for the Maximum Annuitization Age, the MAW Annuity will be based on the GLWB Base on that date.

When this Rider enters the Lifetime Annuity Period, you will immediately receive a payment equal to the excess, if any, of the then current MAW over the total withdrawals already taken during the Contract Year. However, if you are making systematic withdrawals, the payments will continue until the MAW for the Contract Year has been reached. If the systematic withdrawals as scheduled will not exhaust the MAW for the Contract Year, you will immediately receive a payment equal to the excess of the then current MAW over the total of withdrawals already taken during the Contract Year and those scheduled to continue for the remainder of the Contract Year. Thereafter, you will begin receiving the MAW Annuity on the first day of the month following the first anniversary of the Contract Date in the Lifetime Annuity Period payable until the death of the last surviving Participating Spouse. Each monthly payment will equal one-twelfth of the then current MAW.

Once this Rider has entered the Lifetime Annuity Period, the terms of the Contract will be adjusted as follows:

(1)	the Contract will provide only the benefits provided in this Rider and you will not be able to make any withdrawals other than payments under the MAW Annuity;

(2)	all other riders attached to the Contract will terminate unless otherwise stated in any such rider; and

(3)	no additional Purchase Payments will be accepted.

Purchase Payment Limitations

In addition to any purchase payment limitations in your Contract, as long as this Rider is in force, we reserve the right to not allow any additional Purchase Payments.

Available Investment Options

While this Rider is in force, your Purchase Payments and Contract Value must be allocated in accordance with the GLWB Rider Investment Requirements shown on the Contract Specifications. We will notify you in writing if the Investment Requirements for your Rider change.

You may modify your Purchase Payment allocations at any time by providing Notice to us as long as the new allocations continue to satisfy the stated investment requirements. Any transfer request must result in a Contract Value allocation that continues to meet the stated investment requirements. A transfer request will not cause your allocation instructions for Purchase Payments and/or the rebalancing of your Contract to change, unless such request is accompanied by new instructions for allocating Purchase Payments and/or for rebalancing.

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Spousal Continuation

If your surviving spouse becomes the sole Owner of the Contract upon your death, such spouse shall become the new Annuitant for purposes of this benefit, subject to the following conditions:

If the Annuitant dies before this Rider enters the Lifetime Withdrawal Period, the GLWB Base and the Step-Up GLWB Base will each be set equal to the greater of the Contract Value (after the Death Benefit Adjustment, if any) and the GLWB Base as of the earlier of the date we receive proof of death and 90 calendar days after the Annuitant’s death. If the GLWB Base is set equal to the Contract Value as described above, then the Annual Credit Calculation Base will be set equal to the new GLWB Base as of that same date. The surviving Participating Spouse will be eligible to enter the Lifetime Withdrawal Period when such Participating Spouse reaches the Lifetime Withdrawal Age. The applicable MAW Rate will be based on the surviving Participating Spouse’s age when the Lifetime Withdrawal Period begins.

If the Annuitant dies after this Rider enters the Lifetime Withdrawal Period, the GLWB Base and the Step-Up GLWB Base will each be set equal to the greater of the Contract Value (after the Death Benefit Adjustment, if any) and the GLWB Base as of the earlier the date we receive proof of death and of 90 days after the Annuitant’s death. If the GLWB Base is set equal to the Contract Value as described above, then the Annual Credit Calculation Base will be set equal to the new GLWB Base as of that same date and, the MAW Rate would be reset to the applicable MAW Rate based on the surviving Participating Spouse’s then current age. The MAW will then be recalculated to equal (a) x (b) where:

(a)	is the recalculated GLWB Base on that day; and

(b)	is the new MAW Rate.

A Spousal Continuation will not affect the value of the RMD for the year of the Annuitant’s death. Thereafter, the surviving Participating Spouse will be eligible for RMD treatment based on such surviving Participating Spouse’s RMD subject to the Notice requirements in the Required Minimum Distributions provision. Other than in the case of the permitted Spousal Continuation by a Participating Spouse, this Rider will terminate upon your death, unless it is in the Lifetime Annuity Period and you are not the Annuitant. In that case this Rider will continue until the death of the Annuitant.

Other than in the case of the permitted Spousal Continuation, there is no right to change the Annuitant under this Rider or the Contract.

We will only allow one exercise of a Spousal Continuation under this Rider.

Charge for Rider

On each Anniversary of the Rider Date that this Rider is in effect, until it reaches the Lifetime Annuity Period, we will deduct from your Contract Value a Guaranteed Lifetime Withdrawal Benefit Rider charge for this Rider. The amount deducted will equal the product of the Rider Charge Rate and the GLWB Base immediately preceding Anniversary of the Rider Date calculations.

The Rider Charge Rate is: (a) the applicable rate shown on the Contract Specifications if this Rider was issued at the same time as the Contract; (b) the applicable rate shown on the corresponding Amendment to your Contract if this rider was issued after the Contract Date or (c) if greater, the rate declared by us in a Prior Written Notice. The charge increase and the effective date will be specified in the Prior Written Notice and will never be more on an annualized basis than the Maximum Annual Rider Charge Rate shown on the Contract Specifications. We also guarantee that the Rider Charge Rate will not increase during the Charge Freeze Period shown on the Contract Specifications. Any increase in the Rider Charge Rate will be based on future anticipated experience.

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You may avoid a Rider Charge Rate increase by sending us Notice within 30 calendar days of the effective date of the new declared Rider Charge Rate. However, if you do so, one or more of the following may occur, based on expected future experience: (i) your MAW Rate will be reduced by an amount determined by us, (ii) you will lose all future Annual Step-Ups, or (iii) you will no longer be eligible for increases in your MAW rate due to an Annual Step-Up. We will specify which will occur in the Prior Written Notice setting forth the new charge rate. The MAW Rate will not be reduced by more than the Maximum Reduction of MAW Rate shown on the Contract Specifications. Your decision to reject an increase in the Rider Charge Rate is irrevocable.

The Rider charge will be deducted from all investment portfolios on a pro rata basis in proportion to their percentage of the total Contract Value. Rider charges will not be pro rated against amounts allocated to the Dollar Cost Averaging Account, while in the Dollar Cost Averaging Account.

If this Rider terminates for any reason, we reserve the right to prorate the annual charge for this Rider.

We may lower the charge for this Rider on any Anniversary of the Rider Date. If we reduce the charge for this Rider in any Contract Year, we may increase the charge for this Rider in any later Contract Year up to the Maximum Annual Rider Charge Rate shown on the Contract Specifications.

If this Rider terminates for any reason, the Rider charge will also terminate.

Statements

The annual statement provided under the base Contract will include:

(1)	Before the Lifetime Withdrawal Period begins:

(a)	The GLWB Base; and

(b)	The MAW for the earliest possible withdrawal date.

(2)	After the Lifetime Withdrawal Period begins:

(a)	The GLWB Base; and

(b)	The MAW.

Addition of Rider

If we agree, this Rider may be added after the Contract Date. However, it may only be added on an anniversary of the Contract Date subject to any minimum and/or maximum Annuitant age we allow at that time.

Termination of Rider

You may cancel this Rider by providing Notice to us within the Voluntary Termination Window shown on the Contract Specifications.

This Rider will terminate upon the earliest of:

(1)	the date the Contract is terminated in accordance with its terms, unless otherwise provided in this Rider;

(2)	the date on which funds are allocated in a manner that violates the GLWB Rider Investment Requirements;

(3)	the date of an Excess Withdrawal which reduces the Contract Value to zero;

(4)	the commencement of an Annuity Option other than the MAW Annuity;

(5)	the death of the Annuitant, except in the case of a permitted Spousal Continuation;

(6)	the effective date of your Notice requesting cancellation of this Rider as described above; or

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(7)	the date the Contract Owner is changed or the Contract is assigned, except in the following circumstances:

(a)	the new Owner or assignee assumes full ownership of the Contract and is essentially the same person (e.g. an individual ownership changed to a personal revocable trust, a change to the Owner’s spouse during the Owner’s lifetime, a change to a court appointed guardian representing the Contract owner during the Contract owner’s lifetime, etc.);

(b)	the new Owner is the Annuitant’s spouse in a permitted Spousal Continuation;

(c)	ownership of an IRA or Roth IRA is being changed from one custodian to another, from the determining life to a custodian, or from a custodian to the determining life; or

(d)	the assignment is for the purpose of effectuating a 1035 exchange of the Contract (i.e. the option may continue during the temporary assignment period and not terminate until the Contract is actually surrendered).

If: (1) the surviving Participating Spouse is the sole beneficiary of the Contract; (2) we received proof of death but did not receive Notice of Spousal Continuation at the same time, and (3) the only reason for the termination of this Rider is the death of the Annuitant, we will reinstate the Rider if we receive Notice of a permitted Spousal Continuation on or before the Maximum Spousal Continuation Election Date shown on the Contract Specifications.

THE OHIO NATIONAL LIFE INSURANCE COMPANY

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